RUSSELL INVESTMENT COMPANY

2020 STRATEGY FUND

2025 STRATEGY FUND

2030 STRATEGY FUND

2035 STRATEGY FUND

2040 STRATEGY FUND

2045 STRATEGY FUND

2050 STRATEGY FUND

2055 STRATEGY FUND

IN RETIREMENT FUND

PLAN OF LIQUIDATION AND DISSOLUTION OF SUB-TRUSTS

This Plan of Liquidation and Dissolution of Sub-Trusts (the “Plan”) is made by Russell Investment Company (the “Trust”), a Massachusetts business trust, with respect to the 2020 Strategy Fund, 2025 Strategy Fund, 2030 Strategy Fund, 2035 Strategy Fund, 2040 Strategy Fund, 2045 Strategy Fund, 2050 Strategy Fund, 2055 Strategy Fund and In Retirement Fund (each, a “Sub-Trust” and collectively, the “Sub-Trusts”), each a separate series of shares of beneficial interest, and each a segregated portfolio of assets, of the Trust. Each Sub-Trust is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and dissolution of the Sub-Trusts in conformity with all provisions of Massachusetts law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Second Amended and Restated Master Trust Agreement dated October 1, 2008, as amended (the “Master Trust Agreement”).

WHEREAS, under the terms of the Master Trust Agreement, the Trust’s Board of Trustees (the “Trustees”) may, by vote of a majority of the Trustees or written instrument executed by a majority of their number then in office, terminate any Sub-Trust at any time by written notice to the Shareholders of that Sub-Trust;

WHEREAS, the Trustees have determined, on behalf of each Sub-Trust, that it is in the best interests of each Sub-Trust and their respective shareholders to liquidate and dissolve each Sub-Trust; and

WHEREAS, at a meeting of the Trustees on May 23, 2017, this Plan as the method of liquidating and dissolving the Sub-Trusts in accordance with applicable provisions of Massachusetts law and the Master Trust Agreement, including but not limited to Article IV, Section 4.2(d) of the Master Trust Agreement, was considered and adopted.

NOW, THEREFORE, the liquidation and dissolution of each Sub-Trust shall be carried out in the manner hereinafter set forth.

1. Effective Date of Plan. This Plan shall become effective with respect to each Sub-Trust as of June 7, 2017 (the “Effective Date”). This Plan shall not become effective if it has not been adopted by a majority of the Trustees of the Trust.

2. Liquidation. As soon as practicable following the Effective Date, each Sub-Trust shall be liquidated in accordance with Section 331 of the Code (the “Liquidation”).

3. Cessation of Business. Upon the Effective Date, the Sub-Trusts shall carry on no business except for the purpose of winding up their affairs, and each Sub-Trust shall distribute its assets to its shareholders in accordance with the provisions of this Plan and the Master Trust Agreement; provided, however, that a Sub-Trust may continue to carry on its activities as an investment company, as described in its current prospectus, with regard to its existing shareholders and assets, until the final liquidating distribution to its shareholders has been made.

4. Restriction of Transfer and Redemption of Shares. The proportionate interests of each Sub-Trust’s shareholders in the assets of each Sub-Trust shall be fixed on the basis of their respective shareholdings at the close of business on October 6, 2017. On such date, the books of each Sub-Trust shall be closed. Thereafter, unless a Sub-Trust’s books are reopened because the Plan cannot be carried into effect under Massachusetts law or otherwise, the shareholders’ respective interests in such Sub-Trust’s assets shall not be transferable or redeemable.

5. Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, but in no event later than October 6, 2017 (the “Liquidation Period”), all portfolio securities of each Sub-Trust not already converted to cash or cash equivalents shall be converted to cash or cash equivalents.

6. Liabilities. During the Liquidation Period, each Sub-Trust shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the respective Sub-Trust. If any Sub-Trust is unable to pay, discharge or otherwise provide for any liabilities of such Sub-Trust during the Liquidation Period, such Sub-Trust may (i) retain cash or cash equivalents in an amount that it estimates is necessary to discharge any unpaid liabilities and obligations of such Sub-Trust on the Sub-Trust’s books as of the Liquidation Date (as defined in paragraph 7), including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date, and (ii) pay such contingent liabilities as the Trustees shall reasonably deem to exist against the assets of such Sub-Trust on the Sub-Trust’s books.

7. Distribution to Shareholders. Upon termination of the Liquidation Period (the “Liquidation Date”), each Sub-Trust’s assets will be distributed ratably among such Sub-Trust’s shareholders of record as of October 6, 2017 in one or more cash payments. The first distribution of each Sub-Trust’s assets is expected to consist of cash representing substantially all the assets of the respective Sub-Trust, less the amount reserved to pay creditors of that Sub-Trust.

If the Trustees are unable to make distributions to all of a Sub-Trust’s shareholders because of the inability to locate shareholders to whom distributions in cancellation and redemption of Sub-Trust shares are payable, the Trustees may create, in the name and on behalf of such Sub-Trust, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of such Sub-Trust in such trust for the benefit of the respective shareholders.

8. Receipt of Cash or Other Distributions After the Liquidation Date. Following the Liquidation Date, if a Sub-Trust receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Liquidation Date, except as otherwise described below, such cash or other distribution will be disbursed in the following manner:

a.	The Trust will determine the shareholders of record of the applicable Sub-Trust as of the Effective Date.

b.	The Trust will then identify the shareholders of record as of the Effective Date who would be entitled to a pro rata share of the cash or distribution received by the applicable Sub-Trust (net of all expenses associated with effecting the disposition of such cash or distribution).

c.	The Trust will then be responsible for disbursing to each such shareholder of record, identified in accordance with paragraph 8.b above, their pro rata portion of the cash.

d.	If there are no shareholders entitled to receive such proceeds, any cash or distribution will be distributed proportionately among the remaining Sub-Trusts of the Trust based on the relative net assets of such Sub-Trusts.

9. Satisfaction of Federal Income and Excise Tax Distribution Requirements. At or prior to the Liquidation Date, each Sub-Trust shall, if necessary, have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of such Sub-Trust all of such Sub-Trust’s investment company taxable income for taxable years ending at or prior to the Liquidation Date (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Liquidation Date (after reduction for any capital loss carry-forward) and any additional amounts necessary to avoid any excise tax for such periods.

10. Powers of Trustees. The Trust’s Trustees and, subject to the direction of the Trustees, its officers shall have authority to do or authorize any or all acts as provided for in this Plan and any and all such further acts as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the termination of contracts entered into in connection with the portfolio management of each Sub-Trust, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws. The death, resignation or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan.

11. Amendment of Plan. The Trustees shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of a Sub-Trust, and the distribution of a Sub-Trust’s net assets to its shareholders in accordance with Massachusetts law, the Investment Company Act, the Code, and the Master Trust Agreement, if the Trustees determine that such action would be advisable and in the best interests of such Sub-Trust and its shareholders.

12. Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trustees with respect to any Sub-Trust at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Trustees in their sole discretion, make proceeding with this Plan inadvisable with respect to such Sub-Trust. Termination of this Plan with respect to a Sub-Trust shall not automatically terminate the Plan with respect to any other Sub-Trust.

13. Filings. As soon as practicable after the final distribution of a Sub-Trust’s assets to shareholders, the Trust shall file notice of liquidation and dissolution of such Sub-Trust and any other documents as are necessary to effect the liquidation and dissolution of such Sub-Trust in accordance with the requirements of the Master Trust Agreement, Massachusetts law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which such Sub-Trust is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to such Sub-Trust’s final income tax returns, Forms 966, 1096 and 1099.

14. Further Assurances. The Trust shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

15. Governing Law. This Plan shall be governed and construed in accordance with Massachusetts law.

RUSSELL INVESTMENT COMPANY, on behalf of 2020 Strategy Fund, 2025 Strategy Fund, 2030 Strategy Fund, 2035 Strategy Fund, 2040 Strategy Fund, 2045 Strategy Fund, 2050 Strategy Fund, 2055 Strategy Fund and In Retirement Fund

By:	/s/ Mark Swanson
Name:	Mark Swanson
Title:	President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chief Accounting Officer

Date:	May 23, 2017